CID HoldCo, Inc.
5661 S Cameron St, Suite 100
Las Vegas, Nevada 89118

April 28, 2026

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jan Woo

Re:	CID HoldCo, Inc. Registration Statement on Form S-1
File No. 333-295288

Ms. Woo:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CID HoldCo, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on April 30, 2026, or as soon thereafter as practicable, or at such other time as the Company, or their outside counsel, DLA Piper LLP (US), requests by telephone that such Registration Statement be declared effective.

Please contact Penny Minna of DLA Piper LLP (US) at (410) 580-4228 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

CID HOLDCO, INC.

/s/ Edmund Nabrotzky
Name: Edmund Nabrotzky
Title: Chief Executive Officer